UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 4, 2024

(Date of earliest event reported)

ROBOT CACHE US INC.

(Exact name of issuer as specified in its charter)

Delaware	825320942
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4330 La Jolla Village Drive, Suite 200

San Diego, California 92122

(Full mailing address of principal executive offices)

(858) 252-4001

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Common Stock, par value $0.001 per share Units, each of which consist of (i) equity (two shares of common stock) and (ii) a warrant to purchase a single share of common stock for $1.00

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 7. Departure of Certain Officers

Effective March 4, 2024, Lee Jacobson was terminated from the position of Chief Executive Officer of Robot Cache US Inc. (the “Company”). The board of directors of the Company has promoted Troy Ramos, the Company’s Manager of Operations, to the position of President. Mr. Ramos has been with the Company since August of 2021 and has more than 10 years of management and leadership experience across various roles with companies spanning from early-stage technology startups to large cap corporations. Mr. Ramos holds an engineering degree from Stanford University.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOT CACHE US INC.

By:	/s/ Keven Baxter
Name:	Keven Baxter
Title:	Secretary
Date:	March 7, 2024

3